Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS SECOND QUARTER 2021 RESULTS
•Strong execution across our business delivers solid operational improvements despite continued lockdown restrictions
•Positive Wireless service revenue growth of 2% and adjusted EBITDA up 10%; strong Wireless postpaid net subscriber additions of 99,000
•Monthly postpaid churn of 0.80%
•Adjusted EBITDA service margin up 420 basis points
•Increased Cable service revenue by 5%; grew adjusted EBITDA by 8%
•Adjusted EBITDA margin up 160 basis points
•Internet net subscriber additions include 15,000 net new broadband subscribers; Ignite TV net subscriber additions of 66,000
•Grew Media revenue by 84%, reflecting recovery of television advertising associated with the return of robust live professional sports programming
•Expanded Canada's largest, most reliable 5G network to cover over 50% of the Canadian population; will reach over 70% of the Canadian population by the end of 2021

TORONTO (July 21, 2021) - Rogers Communications Inc. today announced its unaudited financial and operating results for the second quarter ended June 30, 2021.

Consolidated Financial Highlights

	Three months ended June 30			Six months ended June 30
(In millions of Canadian dollars, except per share amounts, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Total revenue	3,582	3,155	14	7,070	6,571	8
Total service revenue [1]	3,131	2,797	12	6,152	5,846	5
Adjusted EBITDA [2]	1,374	1,294	6	2,765	2,629	5
Net income	302	279	8	663	631	5
Adjusted net income [2]	387	310	25	781	677	15

Diluted earnings per share	$0.60	$0.54	11	$1.31	$1.21	8
Adjusted diluted earnings per share [2]	$0.76	$0.60	27	$1.54	$1.30	18

Cash provided by operating activities	1,016	1,429	(29)	1,695	2,388	(29)
Free cash flow [2]	302	468	(35)	696	930	(25)
1    As defined. See "Key Performance Indicators".
2    As defined. See "Non-GAAP Measures and Related Performance Measures". These measures should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies.

"Our solid performance in the second quarter is a result of strong execution across each of our business units as the economy continues to recover from pandemic lockdowns," said Joe Natale, President and CEO. "We saw our Wireless service revenue return to year-over-year growth and we delivered strong Wireless postpaid subscriber net additions. Our Cable business continued to deliver consistent top- and bottom-line growth and our Sports and Media business is seeing advertising revenue recover. As Canada emerges from the pandemic, our financial position and increased regulatory certainty for facilities-based providers enables us to continue enhancing connectivity to urban, rural, and remote areas across our country at record speed to meet the needs of consumers, businesses, and communities."

Rogers Communications Inc.	1	Second Quarter 2021

Operating Environment and Strategic Highlights

COVID-19 continues to significantly impact Canadians and economies around the world as a third wave affected Canada and other locations globally this quarter. For much of the first half of 2021, extensive public health restrictions have been in place to varying degrees across the country. We remain focused on keeping our employees safe and our customers connected. While COVID-19 continues to have a significant worldwide impact, we remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to get through the pandemic having maintained our long-term focus on growth and doing the right thing for our customers.

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights.

Create best-in-class customer experiences by putting our customers first in everything we do
•Achieved strong Wireless postpaid churn of 0.80%.
•Continued to accelerate our digital-first plan to make it easier for customers, with digital adoption at 86.5% and virtual assistant conversations up by 40% since last year.
•Expanded our Premium Device Protection™ program to include AppleCare services for Rogers™ and Fido™ customers, offering customers more protection and choice.
•Rogers for Business™ teamed up with Apple to help small and medium-sized Canadian businesses improve team communication and collaboration, by offering certain iPhone 12 models on Rogers 5G at no upfront cost.
•Improved self-serve capabilities on chatr™, allowing customers to use SMS to easily review account information, balance details, and top up their account.
•Transformed 19 retail stores into dual-door locations that offer both Rogers and Fido brands, growing our distribution footprint nationally.
•Launched Express Pickup at more retail locations, bringing more choice and convenience to our customers.

Invest in our networks and technology to deliver leading performance, reliability, and coverage
•Awarded Best In Test and recognized as Canada's most reliable 4G and 5G network by umlaut, the global leader in mobile network benchmarking, for the third year in a row in July. We won in British Columbia, Alberta, Ontario, Nova Scotia, New Brunswick, and Quebec, including Vancouver, Edmonton, Calgary, Toronto, Ottawa, and Montreal.
•Recognized in July as Canada's most consistent national wireless and broadband provider, with the fastest Internet in Ontario, New Brunswick, and Newfoundland and Labrador, by Ookla, the global leader in fixed broadband and mobile network testing applications.
•Expanded Canada's largest and most reliable 5G network1, which now reaches more than 700 communities and over 50% of the population, including Selkirk and Steinbach, Manitoba; St. Catharines, Ontario; Saint John, New Brunswick; and Halifax, Nova Scotia. We will extend our 5G network to more than 1,000 communities, reaching over 70% of the Canadian population, by the end of 2021.
•Over the past year and a half, we enabled and enhanced connectivity to more than 1,000 communities, faster than at any time in our history, and we are accelerating the pace of our network rollout to reach 750 more communities by the end of 2021. Our investments will bring reliable Internet to more than 500,000 households in rural and underserved communities by the end of the year.
•Announced partnerships with the British Columbia government, to expand 5G service along Highways 95 and 97, and with the City of Calgary, on its Wireless Infrastructure Development Program to bring the benefits of 5G to residents, visitors, and businesses located in the city.
•Partnered with the Mississaugas of the Credit First Nation (MCFN) to deliver fibre-to-the-home across 30 square kilometres, servicing more than 275 homes and businesses in the community.
•Partnered with the Government of Canada's Universal Broadband Fund (UBF) to bring high-speed Internet to Carlsbad Springs and Simcoe County, Ontario, and announced that Cable Cable, powered by Rogers, is partnering with UBF to bring high-speed Internet to Kirkfield and Rosedale, Ontario.
•Announced Ruralwave, powered by Rogers, will partner with the Government of Canada to bring reliable Internet connectivity to rural communities across Durham Region.
•Launched 5G-enabled fixed wireless access to provide our home Internet services to more neighbourhoods, giving customers access to a stronger connection as we expand our 5G network to more communities.
•Provided 5G connectivity for Canada's first driverless 5G shuttle bus with the University of Waterloo, and Canada's first 5G drone flight with the University of British Columbia and InDro Robotics.
1 Rogers was ranked first in the umlaut Mobile Data Performance audit in major Canadian cities in Q4, 2020. Visit www.umlaut.com/en/benchmarking/canada.

Rogers Communications Inc.	2	Second Quarter 2021

Drive market-leading growth in each of our lines of business
•Launched Ignite Internet™ Gigabit 1.5 in select areas, giving customers access to even faster Internet service.
•Announced that Rogers for Business will bring high-speed fibre connectivity to more than 2,500 small and medium-sized businesses, enterprises, and public sector customers located in Calgary.
•Launched three new apps on Ignite TV™ and Ignite™ SmartStream™: Spotify, iFood.tv, and Fawesome.tv.
•Launched a Cloud Unified Communications product in Rogers for Business, a feature-rich, cloud-based phone system for enterprise business customers with complex needs.
•Launched 5G outbound roaming nationally in the United States via AT&T on June 24, and launched inbound roaming for AT&T customers nationally in Canada on July 8.
•Delivered record-breaking viewership of the 2021 Stanley Cup Playoffs, including Sportsnet's most-watched Stanley Cup Final in history with an average audience of 3.6 million viewers tuning in to see the Montreal Canadiens and Tampa Bay Lightning compete for the Stanley Cup. Overall, the 2021 Stanley Cup Playoffs reached 26 million Canadians, 70% of the Canadian population.
•Announced the construction of a new interactive NHL production studio by Sportsnet™, including cutting-edge technology and infrastructure, at our Toronto campus for the 2021-2022 season.

Drive best-in-class financial outcomes for our shareholders
•Attracted 99,000 net Wireless postpaid subscribers, 9,000 net Internet subscribers (including 15,000 net broadband subscribers), and 66,000 net Ignite TV subscribers.
•Grew total service revenue by 12% and adjusted EBITDA by 6%.
•Generated free cash flow of $302 million and cash flow from operating activities of $1,016 million.

Develop our people, drive engagement, and build a high-performing and inclusive culture
•Named one of Canada's Greenest Employers 2021, in April, by Mediacorp Canada Inc. in recognition of our commitment as a socially and environmentally responsible leader.
•Selected as one of Canada's Top 25 Companies to work for, in April, by LinkedIn, in recognition of our strong culture, winning employee experience, and commitment to growth and development.
•Continued our commitment to our 2021 Inclusion & Diversity action plan, including focused events and programming marking Asian Heritage Month, Indigenous History Month, National AccessAbility Week, and Pride.

Be a strong, socially and environmentally responsible leader in our communities
•Expanded Internet plans for the Connected for Success™ program, with an additional plan priced at $14.99/month for 50 Mbps download speeds. Connected for Success now offers four download speed tiers with plans starting at $9.99/month for 25 Mbps, up to $34.99/month for 150 Mbps. The program is available to subsidized tenants, seniors, families with children, and individuals receiving disability and income support.
•Awarded more than 375 students from the Class of 2021 with Ted Rogers Scholarships to support their post-secondary studies and help them achieve their highest potential; these students represent 125 Canadian communities and nearly three-quarters self-identify as being members of equity-deserving groups (BIPOC, LGBTQ2S+, and women).
•Expanded our phone and plan program to provide thousands of phones and tablets to more than 325 women's shelters and transition houses across Canada. We also extended thousands of donated phone plans to the end of 2021 for more than 400 organizations helping vulnerable Canadians during COVID-19.
•Partnered with the Toronto Region Board of Trade to support the Recovery Activation Program, which provides support to small and medium-sized enterprises as they evolve and develop a digital transformation strategy.
•Employee volunteers successfully met the 60,000 Hours Challenge, launched in 2020, by safely volunteering their time to make a meaningful impact in communities across Canada.

Rogers Communications Inc.	3	Second Quarter 2021

Quarterly Financial Highlights

Our solid financial position enables us to prioritize the actions we need to take as a result of COVID-19, continue to make high priority investments in our network, and ensure customers stay connected during this critical time.

Revenue
Total revenue increased by 14% this quarter, with growth achieved in each of our businesses.

Wireless service revenue increased by 2% this quarter, mainly as a result of a larger postpaid subscriber base, and higher roaming revenue as global travel restrictions were generally less strict than last year at the onset of COVID-19, partially offset by lower overage revenue, primarily as a result of the continued adoption of our Rogers Infinite™ unlimited data plans. Wireless equipment revenue increased as a result of higher device upgrades by existing subscribers and higher gross additions.

Cable revenue increased by 5% this quarter as a result of disciplined promotional activity, service pricing changes in late 2020, and increases in our Internet and Ignite TV subscriber bases.

Media revenue increased by 84% this quarter, primarily as a result of higher advertising and Toronto Blue Jays™ revenue due to the resumption of live sports as COVID-19 restrictions were eased.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 6% this quarter and our adjusted EBITDA margin decreased by 260 basis points driven by the impact of Media.

Wireless adjusted EBITDA increased by 10%, primarily as a result of lower bad debt expense as we recorded a provision in the prior year due to the economic uncertainty relating to COVID-19, and the flow-through of service revenue growth. This gave rise to an adjusted EBITDA service margin of 62.4%, an improvement of 420 basis points from last year.

Cable adjusted EBITDA increased by 8% this quarter, primarily as a result of higher service revenue, as discussed above. This gave rise to an adjusted EBITDA margin of 48.6% this quarter, up 160 basis points from last year.

Media adjusted EBITDA decreased by 114%, or $40 million this quarter, primarily due to higher sports programming and production costs and Toronto Blue Jays player payroll due to the resumption of live sports with significant limitations on game day revenues, partially offset by higher revenue as discussed above.

Net income and adjusted net income
Net income and adjusted net income increased this quarter by 8% and 25%, respectively, primarily as a result of higher adjusted EBITDA, partially offset by higher income tax expense. Net income was also affected by an increase in restructuring, acquisition and other costs.

Cash flow and available liquidity
This quarter, we generated cash flow from operating activities of $1,016 million, down 29%, and free cash flow of $302 million, down 35%, as a result of increases in cash income taxes and capital expenditures.

As at June 30, 2021, we had $6.9 billion of available liquidity, including $0.9 billion in cash and cash equivalents and a combined $6.0 billion available under our bank credit facilities and receivables securitization program. This quarter, we entered into a US$1.6 billion non-revolving credit facility and also increased the limit on our existing revolving credit facility to $4 billion. See "Managing our Liquidity and Financial Resources" for more information.

We also returned $252 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on July 20, 2021.

Rogers Communications Inc.	4	Second Quarter 2021

Shaw Transaction

On March 15, 2021, we announced an agreement with Shaw Communications Inc. (Shaw) to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of RCI Class B Non-Voting common shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The acquisition (Transaction) is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). On May 20, 2021, Shaw shareholders voted to approve the Transaction at a special shareholders meeting. The Court of Queen's Bench of Alberta issued a final order approving the Transaction on May 25, 2021. The Transaction is subject to other customary closing conditions, including receipt of applicable approvals and expiry of certain waiting periods under the Broadcasting Act (Canada), the Competition Act (Canada), and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Subject to receipt of all required approvals, the Transaction is expected to close in the first half of 2022.

The combined entity will have the scale, assets, and capabilities needed to deliver unprecedented wireline and wireless broadband and network investments, innovation, and growth in new telecommunications services, and greater choice for Canadian consumers and businesses. As part of the Transaction, the combined company will invest $2.5 billion to build 5G networks across Western Canada over the next five years and Rogers will commit to establishing a new $1 billion Rogers Rural and Indigenous Connectivity Fund dedicated to connecting rural, remote, and indigenous communities across Western Canada to high-speed Internet and closing critical connectivity gaps faster for underserved areas.

In connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. This quarter, we entered into a $6 billion non-revolving credit facility (Shaw term loan facility), which served to reduce the amount available under the committed credit facility to $13 billion. See "Managing Our Liquidity and Financial Resources" in our Second Quarter 2021 Management's Discussion and Analysis for more information on the committed facility and the Shaw term loan facility. We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Transaction and, in either case, RCCI will guarantee Shaw's payment obligations under those senior notes.

The Transaction is subject to a number of additional risks. For more information, see "Updates to Risks and Uncertainties - Shaw Transaction" in our Second Quarter 2021 Management's Discussion and Analysis.

Rogers Communications Inc.	5	Second Quarter 2021

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI™, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino	Andrew Garas
647.435.6470	647.242.7924
paul.carpino@rci.rogers.com	andrew.garas@rci.rogers.com

Quarterly Investment Community Teleconference

Our second quarter 2021 results teleconference with the investment community will be held on:
•July 21, 2021
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	6	Second Quarter 2021

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and six months ended June 30, 2021, as well as forward-looking information about future periods. This earnings release should be read in conjunction with our Second Quarter 2021 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2020 Annual Management's Discussion and Analysis (MD&A); our 2020 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2020 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at July 20, 2021 and was approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on that date. This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter, the quarter, or second quarter refer to the three months ended June 30, 2021, the first quarter refers to the three months ended March 31, 2021, and year to date refers to the six months ended June 30, 2021 unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2020 or as at December 31, 2020, as applicable, unless otherwise indicated. References to COVID-19 are to the pandemic from the outbreak of this virus and to its associated impacts in the jurisdictions in which we operate and globally, as applicable.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2021 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	7	Second Quarter 2021

Summary of Consolidated Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2021	2020	% Chg		2021	2020	% Chg

Revenue
Wireless	2,064	1,934	7		4,138	4,011	3
Cable	1,013	966	5		2,033	1,939	5
Media	546	296	84		986	708	39
Corporate items and intercompany eliminations	(41)	(41)	—		(87)	(87)	—
Revenue	3,582	3,155	14		7,070	6,571	8
Total service revenue [1]	3,131	2,797	12		6,152	5,846	5

Adjusted EBITDA [2]
Wireless	1,008	918	10		2,021	1,944	4
Cable	492	454	8		979	907	8
Media	(75)	(35)	114		(134)	(120)	12
Corporate items and intercompany eliminations	(51)	(43)	19		(101)	(102)	(1)
Adjusted EBITDA [2]	1,374	1,294	6		2,765	2,629	5
Adjusted EBITDA margin [2]	38.4%	41.0%	(2.6	pts)	39.1%	40.0%	(0.9	pts)

Net income	302	279	8		663	631	5
Basic earnings per share	$0.60	$0.55	9		$1.31	$1.25	5
Diluted earnings per share	$0.60	$0.54	11		$1.31	$1.21	8

Adjusted net income [2]	387	310	25		781	677	15
Adjusted basic earnings per share [2]	$0.77	$0.61	26		$1.55	$1.34	16
Adjusted diluted earnings per share [2]	$0.76	$0.60	27		$1.54	$1.30	18

Capital expenditures	719	559	29		1,203	1,152	4
Cash provided by operating activities	1,016	1,429	(29)		1,695	2,388	(29)
Free cash flow [2]	302	468	(35)		696	930	(25)
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Rogers Communications Inc.	8	Second Quarter 2021

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2021	2020	% Chg		2021	2020	% Chg

Revenue
Service revenue	1,616	1,578	2		3,225	3,290	(2)
Equipment revenue	448	356	26		913	721	27
Revenue	2,064	1,934	7		4,138	4,011	3

Operating expenses
Cost of equipment	455	337	35		921	711	30
Other operating expenses	601	679	(11)		1,196	1,356	(12)
Operating expenses	1,056	1,016	4		2,117	2,067	2

Adjusted EBITDA	1,008	918	10		2,021	1,944	4

Adjusted EBITDA service margin [1]	62.4%	58.2%	4.2	pts	62.7%	59.1%	3.6	pts
Adjusted EBITDA margin [2]	48.8%	47.5%	1.3	pts	48.8%	48.5%	0.3	pts
Capital expenditures	424	254	67		649	535	21
1Calculated using service revenue.
2    Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except churn, blended ABPU, and blended ARPU)	2021	2020	Chg		2021	2020	Chg

Postpaid
Gross additions	332	216	116		633	473	160
Net additions (losses)	99	(1)	100		143	(7)	150
Total postpaid subscribers [2]	9,826	9,431	395		9,826	9,431	395
Churn (monthly)	0.80%	0.77%	0.03	pts	0.84%	0.85%	(0.01	pts)
Prepaid
Gross additions	107	119	(12)		213	260	(47)
Net losses	(28)	(66)	38		(84)	(132)	48
Total prepaid subscribers [2]	1,176	1,270	(94)		1,176	1,270	(94)
Churn (monthly)	3.75%	4.73%	(0.98	pts)	4.06%	4.86%	(0.80	pts)
Blended ABPU (monthly)	$62.40	$61.57	$0.83		$62.25	$63.37	($1.12)
Blended ARPU (monthly)	$49.16	$49.09	$0.07		$49.12	$50.98	($1.86)
1Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See "Key Performance Indicators".
2    As at end of period.

Service revenue
The 2% increase in service revenue and the stable blended ARPU this quarter was primarily a result of:
•a larger postpaid subscriber base; and
•higher roaming revenue as global travel restrictions were generally less strict than last year at the onset of COVID-19; partially offset by
•a decrease in overage revenue as a result of strong customer adoption of our Rogers Infinite unlimited data plans.

The 2% decrease in service revenue and the 4% decrease in blended ARPU year to date was affected by lower roaming revenue as stricter travel restrictions were in place for the first quarter of 2021.

Rogers Communications Inc.	9	Second Quarter 2021

The 1% increase in blended ABPU this quarter was a result of the increased roaming revenue. The 2% decrease year to date was primarily a result of the declines in overage and roaming revenue, partially offset by a general ongoing shift as subscribers finance new, higher-value device purchases.

The increase in postpaid gross additions, the higher postpaid net additions, and the solid postpaid churn this quarter and year to date were a result of strong execution and an increase in market activity by Canadians.

Equipment revenue
The 26% increase in equipment revenue this quarter and 27% increase year to date were a result of:
•higher device upgrades by existing customers; and
•higher gross additions.

Operating expenses
Cost of equipment
The 35% increase in the cost of equipment this quarter and 30% increase year to date were a result of the same factors discussed in equipment revenue above.

The ongoing shift to customers financing their device purchases is reflected in the general trend of improvement in our equipment margin.

Other operating expenses
The 11% decrease in other operating expenses this quarter and 12% decrease year to date were primarily a result of:
•lower bad debt expense as we recorded a provision in the prior year due to the economic uncertainty relating to COVID-19; and
•various cost efficiencies and productivity initiatives.

Adjusted EBITDA
The 10% increase in adjusted EBITDA this quarter and 4% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Second Quarter 2021

CABLE

Cable Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2021	2020	% Chg		2021	2020	% Chg

Revenue
Service revenue	1,010	964	5		2,028	1,935	5
Equipment revenue	3	2	50		5	4	25
Revenue	1,013	966	5		2,033	1,939	5

Operating expenses	521	512	2		1,054	1,032	2

Adjusted EBITDA	492	454	8		979	907	8

Adjusted EBITDA margin	48.6%	47.0%	1.6	pts	48.2%	46.8%	1.4	pts
Capital expenditures	227	245	(7)		439	496	(11)

Cable Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except ARPA and penetration)	2021	2020	Chg		2021	2020	Chg

Internet [2]
Net additions	9	5	4		23	22	1
Total Internet subscribers [3]	2,621	2,556	65		2,621	2,556	65
Ignite TV
Net additions	66	18	48		124	109	15
Total Ignite TV subscribers [3]	668	435	233		668	435	233

Homes passed [3]	4,611	4,517	94		4,611	4,517	94
Customer relationships
Net additions (losses)	7	(7)	14		13	(5)	18
Total customer relationships [3]	2,543	2,505	38		2,543	2,505	38
ARPA (monthly)	$132.83	$128.12	$4.71		$133.40	$128.53	$4.87

Penetration [3]	55.2%	55.5%	(0.3	pts)	55.2%	55.5%	(0.3	pts)
1Subscriber results are key performance indicators. See "Key Performance Indicators".
2Internet subscriber results include Smart Home Monitoring subscribers.
3As at end of period.

Service revenue
The 5% increases in service revenue this quarter and year to date were a result of:
•4% increases this quarter and year to date in ARPA as a result of disciplined promotional activity and Internet and legacy television service pricing changes in late 2020; and
•the increase in total customer relationships over the past year, due to growth in our Internet and Ignite TV subscriber bases; partially offset by
•declines in our legacy television and home phone subscriber bases.

We remain focused on our Connected Home roadmap, driven by our Ignite TV product. During the past year, we have achieved significant growth in our Ignite TV subscriber base. The next steps on our roadmap to help keep our customers connected include adding more apps and content to Ignite TV and launching more new products.

Operating expenses
The 2% increases in operating expenses this quarter and year to date were a result of higher costs related to the increased revenue. In the second quarter of 2020, operating expenses were also impacted by a higher bad debt expense associated with elevated risk from COVID-19.

Rogers Communications Inc.	11	Second Quarter 2021

Adjusted EBITDA
The 8% increases in adjusted EBITDA this quarter and year to date were a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	12	Second Quarter 2021

MEDIA

Media Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2021	2020	% Chg		2021	2020	% Chg

Revenue	546	296	84		986	708	39
Operating expenses	621	331	88		1,120	828	35

Adjusted EBITDA	(75)	(35)	114		(134)	(120)	12

Adjusted EBITDA margin	(13.7)%	(11.8)%	(1.9	pts)	(13.6)%	(16.9)%	3.3	pts
Capital expenditures	36	13	177		54	25	116

Revenue
The 84% increase in revenue this quarter and 39% increase year to date were a result of:
•higher advertising and Toronto Blue Jays revenue as a result of the resumption of live sports as COVID-19 restrictions were eased; and
•higher Today's Shopping Choice™ revenue.

Operating expenses
The 88% increase in operating expenses this quarter and 35% increase year to date were a result of:
•higher programming and production costs and Toronto Blue Jays player payroll as a result of the resumption of live sports; and
•higher cost of sales at Today's Shopping Choice in line with higher revenue as discussed above.

Adjusted EBITDA
The decreases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	13	Second Quarter 2021

CAPITAL EXPENDITURES

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except capital intensity)	2021	2020	% Chg		2021	2020	% Chg

Wireless	424	254	67		649	535	21
Cable	227	245	(7)		439	496	(11)
Media	36	13	177		54	25	116
Corporate	32	47	(32)		61	96	(36)

Capital expenditures [1]	719	559	29		1,203	1,152	4

Capital intensity [2]	20.1%	17.7%	2.4	pts	17.0%	17.5%	(0.5	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
2    As defined. See "Key Performance Indicators".

Wireless
The increases in capital expenditures in Wireless this quarter and year to date were a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We continued to emphasize our 5G deployments in the 600 MHz band and other bands as we have deployed our 5G network in more than 700 communities and we continued rolling out our 5G standalone core network in Montreal, Ottawa, Toronto, and Vancouver.

Cable
The decreases in capital expenditures in Cable this quarter and year to date were a result of lower investments in our network infrastructure as we recognized capital efficiencies and improved capital intensity. We have continued upgrading our network infrastructure, including additional fibre deployments to increase our fibre-to-the-home and fibre-to-the-curb distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our Connected Home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to offer increased download speeds over time.

Media
The increases in capital expenditures in Media this quarter and year to date were primarily a result of higher broadcast infrastructure expenditures, including investments in new production studios.

Corporate
The decreases in corporate capital expenditures this quarter and year to date were a result of lower investments in our real estate facilities.

Capital intensity
The increase in capital intensity this quarter and decrease year to date were a result of the revenue and capital expenditure changes discussed above.

Rogers Communications Inc.	14	Second Quarter 2021

Regulatory Developments

See our 2020 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 4, 2021. The following is the significant regulatory development since that date.

CRTC review of mobile wireless services
On April 15, 2021 the Canadian Radio-television and Telecommunications Commission (CRTC) issued Telecom Regulatory Policy 2021-130, Review of mobile wireless services. The CRTC mandated wholesale mobile virtual network operator (MVNO) access, seamless handoff for mandated wholesale roaming, and new mandatory low-cost and occasional-use retail rate plans; however, mandated MVNO access will only be provided if certain conditions are met as described briefly below.

The CRTC decided that mandated wholesale MVNO access must be offered by the national carriers, and SaskTel in Saskatchewan, but only made available to eligible regional wireless carriers that hold mobile spectrum licences, and only in the areas that are covered by their licences. The terms and conditions associated with mandated MVNO access must be approved by the CRTC, while rates will be subject to commercial negotiation, backstopped by final offer arbitration, with the CRTC acting as arbitrator. Mandated MVNO access will be limited to a seven-year period commencing on the date the CRTC finalizes the terms and conditions. This time limit is intended to provide the regional carriers sufficient time to expand their networks while maintaining investment incentives.

The national wireless carriers must also provide seamless handoff as part of the mandatory roaming they must offer to the regional wireless carriers. Seamless handoff will ensure that calls in progress are not dropped when customers travel outside their home network coverage and into the coverage of their roaming provider. The CRTC also directed the national wireless carriers to offer 5G roaming where the roaming network offers 5G service on its own network and to file proposed revised terms and conditions within 90 days for CRTC approval.

Finally, the CRTC mandated retail rate plans for low-cost and occasional use. These plans were implemented on July 14, 2021.

Wholesale Internet costing and pricing
In August 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (2019 Order), the CRTC set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' third-party Internet access (TPIA) service. The 2019 Order set final rates for Rogers that were significantly lower than the interim rates that were previously billed and it further determined that these final rates would have applied retroactively to March 31, 2016. On May 27, 2021, the CRTC released Telecom Decision CRTC 2021-181 Requests to review and vary Telecom Order 2019-288 regarding final rates for aggregated wholesale high-speed access services (2021 Decision) in which it adopted the interim rates in effect prior to the 2019 Order as the final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers.

On May 28, 2021, a wholesale Internet Service Provider (ISP) petitioned the Governor in Council to, among other things, restore the 2019 Order and make the rates established in that order final. In addition, on June 28, 2021, the same wholesale ISP filed a motion seeking leave to appeal the 2021 Decision to the Federal Court of Appeal. We intend to intervene in these matters.

3500 MHz spectrum licence band
Rogers Communications Canada Inc. is a qualified bidder in the auction for spectrum in the 3500 MHz band. The auction commenced on June 15, 2021 and is ongoing. The provisional results of the auction will be published by Innovation, Science and Economic Development (ISED) Canada five days following the cessation of bidding. Additional information about our spectrum licence holdings is provided in our 2020 Annual MD&A.

Rogers Communications Inc.	15	Second Quarter 2021

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2020 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless blended average billings per user
(ABPU);
•Wireless blended average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	16	Second Quarter 2021

Non-GAAP Measures and Related Performance Measures

We use the following non-GAAP measures and related performance measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure or related performance measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue (or service revenue for Wireless adjusted EBITDA service margin).
Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by
			basic and diluted weighted average shares outstanding.	Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.	Total long-term debt
add (deduct)
			current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities associated with issued debt; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.	Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	17	Second Quarter 2021

Reconciliation of adjusted EBITDA

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2021	2020	2021	2020

Net income	302	279	663	631
Add:
Income tax expense	111	102	239	219
Finance costs	206	214	424	434
Depreciation and amortization	647	650	1,285	1,289
EBITDA	1,266	1,245	2,611	2,573
Add (deduct):
Other (income) expense	(7)	7	(6)	(7)
Restructuring, acquisition and other	115	42	160	63

Adjusted EBITDA	1,374	1,294	2,765	2,629

Reconciliation of adjusted EBITDA margin

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except margins)	2021	2020	2021	2020

Adjusted EBITDA	1,374	1,294	2,765	2,629
Divided by: total revenue	3,582	3,155	7,070	6,571

Adjusted EBITDA margin	38.4%	41.0%	39.1%	40.0%

Reconciliation of adjusted net income

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2021	2020	2021	2020

Net income	302	279	663	631
Add (deduct):
Restructuring, acquisition and other	115	42	160	63
Income tax impact of above items	(30)	(11)	(42)	(17)

Adjusted net income	387	310	781	677

Reconciliation of adjusted earnings per share

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2021	2020	2021	2020

Adjusted basic earnings per share:
Adjusted net income	387	310	781	677
Divided by:
Weighted average number of shares outstanding	505	505	505	505

Adjusted basic earnings per share	$0.77	$0.61	$1.55	$1.34

Adjusted diluted earnings per share:
Diluted adjusted net income	387	304	779	660
Divided by:
Diluted weighted average number of shares outstanding	506	506	506	506

Adjusted diluted earnings per share	$0.76	$0.60	$1.54	$1.30

Rogers Communications Inc.	18	Second Quarter 2021

Reconciliation of free cash flow

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2021	2020	2021	2020

Cash provided by operating activities	1,016	1,429	1,695	2,388
Add (deduct):
Capital expenditures	(719)	(559)	(1,203)	(1,152)
Interest on borrowings, net of capitalized interest	(178)	(192)	(366)	(379)
Interest paid	198	198	414	398
Restructuring, acquisition and other	115	42	160	63
Program rights amortization	(16)	(16)	(36)	(38)
Change in net operating assets and liabilities	(194)	(447)	(7)	(315)
Other adjustments	80	13	39	(35)

Free cash flow	302	468	696	930

Reconciliation of adjusted net debt and debt leverage ratio

	As at June 30	As at December 31
(In millions of dollars)	2021	2020

Current portion of long-term debt	1,530	1,450
Long-term debt	14,912	16,751
Deferred transaction costs and discounts	175	172
	16,617	18,373
Add (deduct):
Net debt derivative assets	(1,064)	(1,086)
Credit risk adjustment related to net debt derivative assets	(25)	(15)
Short-term borrowings	1,207	1,221
Current portion of lease liabilities	309	278
Lease liabilities	1,614	1,557
Cash and cash equivalents	(905)	(2,484)

Adjusted net debt	17,753	17,844

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2021	2020

Adjusted net debt	17,753	17,844
Divided by: trailing 12-month adjusted EBITDA	5,993	5,857

Debt leverage ratio	3.0	3.0

Rogers Communications Inc.	19	Second Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020

Revenue	3,582	3,155	7,070	6,571

Operating expenses:
Operating costs	2,208	1,861	4,305	3,942
Depreciation and amortization	647	650	1,285	1,289
Restructuring, acquisition and other	115	42	160	63
Finance costs	206	214	424	434
Other (income) expense	(7)	7	(6)	(7)

Income before income tax expense	413	381	902	850
Income tax expense	111	102	239	219

Net income for the period	302	279	663	631

Earnings per share:
Basic	$0.60	$0.55	$1.31	$1.25
Diluted	$0.60	$0.54	$1.31	$1.21

Rogers Communications Inc.	20	Second Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at June 30	As at December 31
	2021	2020

Assets
Current assets:
Cash and cash equivalents	905	2,484
Accounts receivable	3,164	2,856
Inventories	467	479
Current portion of contract assets	230	533
Other current assets	530	516
Current portion of derivative instruments	85	61
Total current assets	5,381	6,929

Property, plant and equipment	14,150	14,018
Intangible assets	8,922	8,926
Investments	2,849	2,536
Derivative instruments	1,331	1,378
Financing receivables	741	748
Other long-term assets	311	346
Goodwill	3,991	3,973

Total assets	37,676	38,854

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	1,207	1,221
Accounts payable and accrued liabilities	2,715	2,714
Income tax payable	224	344
Other current liabilities	521	243
Contract liabilities	364	336
Current portion of long-term debt	1,530	1,450
Current portion of lease liabilities	309	278
Total current liabilities	6,870	6,586

Provisions	43	42
Long-term debt	14,912	16,751
Lease liabilities	1,614	1,557
Other long-term liabilities	1,051	1,149
Deferred tax liabilities	3,086	3,196
Total liabilities	27,576	29,281

Shareholders' equity	10,100	9,573

Total liabilities and shareholders' equity	37,676	38,854

Rogers Communications Inc.	21	Second Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Operating activities:
Net income for the period	302	279	663	631
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	647	650	1,285	1,289
Program rights amortization	16	16	36	38
Finance costs	206	214	424	434
Income tax expense	111	102	239	219
Post-employment benefits contributions, net of expense	(107)	(80)	(91)	(68)
Other	20	74	46	96
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,195	1,255	2,602	2,639
Change in net operating assets and liabilities	194	447	7	315
Income taxes paid	(175)	(75)	(500)	(168)
Interest paid	(198)	(198)	(414)	(398)

Cash provided by operating activities	1,016	1,429	1,695	2,388

Investing activities:
Capital expenditures	(719)	(559)	(1,203)	(1,152)
Additions to program rights	(11)	(7)	(23)	(22)
Changes in non-cash working capital related to capital expenditures and intangible assets	148	(25)	32	(154)
Other	22	(9)	16	(28)

Cash used in investing activities	(560)	(600)	(1,178)	(1,356)

Financing activities:
Net repayment of short-term borrowings	(25)	(310)	(3)	(1,727)
Net (repayment) issuance of long-term debt	—	(345)	(1,450)	2,540
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(3)	(10)	(5)	80
Transaction costs incurred	(11)	(5)	(11)	(21)
Principal payments of lease liabilities	(61)	(48)	(123)	(98)
Dividends paid	(252)	(252)	(504)	(505)

Cash (used in) provided by financing activities	(352)	(970)	(2,096)	269

Change in cash and cash equivalents	104	(141)	(1,579)	1,301
Cash and cash equivalents, beginning of period	801	1,936	2,484	494

Cash and cash equivalents, end of period	905	1,795	905	1,795

Rogers Communications Inc.	22	Second Quarter 2021

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures and Related Performance Measures"), among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•statements relating to plans we have implemented in response to COVID-19 and its impact on us;
•the expected timing and completion of the Transaction;
•the benefits expected to result from the Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry growth rates;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, or cyberattacks, among others;

Rogers Communications Inc.	23	Second Quarter 2021

•risks related to the Transaction, including the timing, receipt, and conditions of the Key Regulatory Approvals; satisfaction of the various conditions to close the Transaction; financing the Transaction; and the anticipated benefits and successful integration of the businesses and operations of Rogers and Shaw; and the other risks outlined in "Updates to Risks and Uncertainties - Shaw Transaction" in our Second Quarter 2021 Management's Discussion and Analysis; and
•new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this earnings release entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2020 Annual earnings release entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	24	Second Quarter 2021